Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Castle Biosciences, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-251331) on Form S-3 and (Nos. 333-232884 and 333-237062) on Form S-8 of Castle Biosciences, Inc. of our report dated March 11, 2021, with respect to the balance sheets of Castle Biosciences, Inc. as of December 31, 2020 and 2019, the related statements of operations and comprehensive (loss) income, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of Castle Biosciences, Inc.
/s/ KPMG LLP
San Diego, California
March 11, 2021